

Mail Stop 6010

September 4, 2007

Mr. John M. Davenport
Chief Executive Officer
Energy Focus Inc./DE f/k/a Fiberstars, Inc.
32000 Aurora Road
Solon, Ohio 44139

> RE: **Fiberstars Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 0-24230**

Dear Mr. Connors:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

1.   We note you recognize revenue upon shipment to distributors. We also note that your distributors have rights of return, including exchange rights for unsold products.   Please describe the significant terms of your agreement with distributors, including payment, return, exchange, and other significant matters. Explain and support why you believe it is appropriate to recognize revenue upon shipment of product to distributors. Specifically address each requirement of paragraph 6-8 of SFAS 48 in your response.

2.   In addition, we note that you use the word generally in several instances when describing your accounting policy for revenue recognition. Please revise the note in future filings to include clear descriptions of your accounting policies which set forth the accounting you follow for each type of transaction you undertake, including those transactions you may not encounter frequently.

Research and Development, page F-9

3.   We note that you entered into a research and development contract with DARPA, which calls for gross payments of $7.8 million to the company over three years based on achievement of various research and development milestones. We also note that the company recognized $1,979,000 in "revenue" for deliveries made in 2006. Please reconcile this disclosure with page 25, which states "funds received under government contracts are recorded as a credit to research and development expense." Revise future filings to clarify.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief